Manor Park Securities LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	331,220
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Accounts receivable		(122,534)
Prepaid expenses		(55,028)
NET CAPITAL	$	153,658
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses		75,718
TOTAL AGGREGATE INDEBTEDNESS	$	75,718
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required - 6.67% of aggregate indebtedness	$	5,048
Excess net capital		148,610
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement		146,086
Percentage of aggregate indebtedness to net capital		49.28%

There is no material difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31,2015.